Exhibit (e)

SCS Hedged Opportunities (1099) Fund, LLC

Automatic Dividend Reinvestment Plan

1.           Dividend Reinvestment Plan.  Pursuant to this Automatic Dividend Reinvestment Plan (the "Plan") of SCS Hedged Opportunities (1099) Fund, LLC (the "Fund"), unless a holder (a “Member”) of the Fund's limited liability company units (the "Units") otherwise elects in writing, all dividends and distributions on such Units will be automatically reinvested by U.S. Bancorp Fund Services, LLC (the "Administrator"), as agent for Members in administering the Plan, in additional Units of the Fund.  Election not to participate in the Plan and to receive all dividends and capital gain distributions in cash may be made by indicating that choice on the applicable subscription document or by contacting the Administrator.

Members who elect not to participate in the Plan will receive all dividends and other distributions in cash paid by check mailed directly to the Member of record (or, if the Units are held in street or other nominee name, then to such nominee).  Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received by the Administrator prior to the dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or distribution. On the payment date for any declared distribution (including dividends and capital gain distributions), Members participating in the Plan will be issued additional Units at the net asset value determined for the Shares as of the applicable date.

The Administrator will maintain accounts of Members participating in the Plan and will furnish written confirmation of all transactions in the accounts, including information needed by Members for tax records.

In the case of Members, such as banks, brokers or nominees, who hold Units for others who are the beneficial owners, the Plan will be administered on the basis of the number of Units certified from time to time by the record holders as representing the total amount registered in the record holder’s name and held for the account of beneficial owners who are participants in the Plan. Investors who hold Units through a broker or nominee should contact such broker or nominee to determine whether or how they may participate in the Plan.

There will be no brokerage charges with respect to Units issued directly by the Fund as a result of dividends or capital gains distributions payable either in Units or in cash. The Administrator’s fees for the handling of the reinvestment of dividends and distributions will be paid by the Fund.

For the avoidance of doubt, no Unit will be issued under the Plan at a price less than net asset value per Unit or under any circumstance that may violate the Investment Company Act of 1940, as amended, or any rules issued thereunder.

2.           Taxation.  The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends.

3.           Voting Rights.  Each Member shall be permitted to vote those Units purchased or received pursuant to the Plan.

4.           Amendments.   The Plan may be amended or terminated by the Fund.  Notice will be sent to Plan participants of any amendments as soon as practicable after such action by the Fund.

5.           Applicable Law.  These terms and conditions shall be governed by the laws of the State of Delaware without regard to its conflicts of laws provisions.